August 23, 2024

Michael E. LaBelle
Executive Vice President, Chief Financial Officer & Treasurer
BXP, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

       Re: BXP, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 27, 2024
           File No. 001-13087
Dear Michael E. LaBelle:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 48

1. We note that you own 160 office and life sciences properties. Please tell us, and in future filings, please break out the "Office and Life Sciences" category into office and laboratory/life sciences categories, similar to your breakdown for "Properties Under
       Construction/Redevelopment" on page 51.
2.     We note your disclosure that you develop, own, and manage primarily
"premier
       workplaces." For each of your properties, please tell us, and in future filings please disclose, the class of each building.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 23, 2024
Page 2



       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction